FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December 2009

Commission File Number: 001-14554

Banco Santander Chile

Santander Chile Bank
(Translation of Registrant's Name into English)

Bandera 140
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):

Yes	No	X

Indicate by check mark whether by furnishing the information contained in this Form, the
Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934:

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander Chile

TABLE OF CONTENTS

Item

1.	Material Event published on December 22, 2009 (English translation)

Item 1

Material Event

Santiago, December 22, 2009

Superintendency of Banks
Attention: Gustavo Arriagada Morales

Subject: Material Event

Dear Sir:

As disclosed in articles 9 and 10 of Law 18,045 and being it considered a material event, Banco Santander Chile informs you that in an Ordinary Board of Director’s Meeting held on December 22, 2009, Board members approved the following:

1.
Given the resignation of Mr. Juan Manuel Hoyos Martínes de Irujo in his position as member of the Board, the Board has designated Mr. Oscar von Chrismar Carvajal as his replacement as Board member. Mr. von Chrismar will continue to act as Chief Executive Officer of the Bank until December 31, 2009, as permitted by Article 49 N°8 of the General Banking Law.

2.	The Board has designated Mr. Claudio Melandri Hinojosa as Chief Executive Officer of Banco Santander Chile, effective January 1, 2010.

3.	Mr. Juan Manuel Hoyos Martínez de Irujo has been appointed Alternate Director of Banco Santander Chile, filling the place that was vacant until this date.

4.
Mr. Oscar von Chrismar Carvajal has been designated as Second Vice President of the Board of Banco Santander Chile. This position was previously held by Mr. Carlos Olivos Marchant, who will continue to act as member of the Board.

Regards,

Juan Pedro Santa María P.
      Surrogate Chief Executive Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander Chile
Date:	December 22, 2009	By:	/s/ Juan Pedro Santa María P.
			Name:	Juan Pedro Santa María P.
			Title:	General Counsel